                                                    ----------------------------
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                              TAM RESTAURANTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    874835101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               DAVID J. SHLADOVSKY C/O KAIM NON-TRADITIONAL, L.P.
   1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067 310/556-2721
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    01/09/99
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 874835101                                            Page 2 of 9 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      (A) KAIM NON-TRADITIONAL, L.P. - 95-4486379
      (B) RICHARD A. KAYNE           - ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      (A) IS A CALIFORNIA LIMITED PARTNERSHIP
      (B) IS A U.S. CITIZEN
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          (A) 0
                          (B) 0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          (A) 740,724
     OWNED BY             (B) 740,724
       EACH           ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
      PERSON              (A) 0
       WITH               (B) 0
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          (A) 740,724
                          (B) 740,724
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (A) 740,724
      (B) 740,724
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      (A) 19.39%
      (B) 19.39%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      (A) IA
      (B) IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 874835101                                            Page 3 of 9 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      OFFENSE GROUP ASSOCIATES, L.P. - 95-3214739

--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
      NUMBER OF       ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY             370,497
       EACH           ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
      PERSON
       WITH               0
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          370,497
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      370,497
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.70%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

   (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

   (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

   (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on
Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph(a).

        Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

   (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, of such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

   (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

        Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

   The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(Section 240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.


SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


----------------------------                        ----------------------------
          Date                                               Signature
                                  SEE ATTACHED

                                                    ----------------------------
                                                              Name/Title

                                  United States
                       Securities and Exchange Commission

                          SCHEDULE 13D, AMENDMENT NO. 4


*********************

ITEM 1. SECURITY AND ISSUER

Common Stock, with $0.01 Par Value.

        TAM Restaurants, Inc.
        1163 Forest Avenue
        Staten Island, New York  10310

ITEM 2. IDENTITY AND BACKGROUND

a. KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.

        Kayne Anderson Investment Management, Inc. (KAIM, Inc.), a Nevada corporation, serves as general partner of KAIM Non-Traditional, L.P. (KAIM N-T, LP), a California limited partnership. KAIM N-T, LP is an investment adviser registered under the Investment Advisers Act. It serves as general partner of and investment adviser to various investment funds, including the following holders of the issuer's Common Stock and convertible Warrants: Arbco Associates, L.P., Kayne, Anderson Non-Traditional Investments, L.P., Offense Group Associates, L.P. and Opportunity Associates, L.P., each of which is a California limited partnership. KAIM N-T, LP also serves as investment adviser to other clients, some of which hold the issuer's Common Stock and convertible Warrants. The principal business address of KAIM, Inc., KAIM N-T, LP and the investment limited partnerships is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

        During the past five years, none of KAIM, Inc., KAIM N-T, LP, or the five investment limited partnerships has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b. RICHARD A. KAYNE

        Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM, Inc. He also serves as Manager of Kayne Anderson Investment Management, LLC, a California limited liability company (KAIM, LLC), and President and Director of KA Associates, Inc., a Nevada corporation (KA). KAIM, LLC is a registered investment adviser. KA is a registered broker/dealer and registered investment adviser. The principal business address of KAIM, LLC and KA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

        Mr. Kayne is the controlling shareholder of KAIM, Inc., KAIM, LLC and KA.

        During the past five years, none of Mr. Kayne, KAIM, LLC or KA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final



                                     5 of 9
        orders from the regulatory bodies.

     c. The following persons (in addition to Mr. Kayne) are officers and/or directors of one or more of KAIM, Inc. and KAIM, LLC. Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

        JOHN E. ANDERSON. Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is also Director of KAIM, Inc. and KA.

        WILLIAM T. MILLER. Chief Financial Officer of KAIM, Inc. and KA.

        ALLAN M. RUDNICK. Manager of KAIM, LLC.

        HOWARD M. ZELIKOW. Vice President and Director of KAIM, Inc.

        ROBERT V. SINNOTT. Vice President of KAIM, Inc.

        JERRY R. WELCH. Vice President of KAIM, Inc.

        DAVID J. SHLADOVSKY. General Counsel and Secretary of KAIM, Inc. and KA.

        In addition, Ken Harris, the Chairman of TAM Restaurants, Inc. is an employee of KAIM, Inc.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment partnership funds were derived by a combination of cash contributions to the partnerships by the limited partners and, additionally, from the use of margin by certain of the partnerships.

ITEM 4. PURPOSE OF TRANSACTION

The shares of the issuer were purchased for investment purposes. Richard A. Kayne, KAIM N-T and KAIM, LLC, on behalf of themselves and their managed accounts, will consider making further sales or purchases of the shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a. KAIM N-T, LP and Richard A. Kayne report beneficial ownership of 740,724 shares, representing 19.39% of the shares outstanding, which include 320,141 shares which may be acquired within 60 days upon exercise of warrants.

b. KAIM N-T, LP has shared voting and dispositive power (with Richard A. Kayne) over its 740,724 shares, representing 19.39% of the outstanding shares of the common stock of the issuer, which include 320,141 shares which may be acquired within 60 days upon exercise of warrants.

        The shares over which Mr. Kayne and KAIM N-T, LP have shared voting and dispositive power are held by accounts for which KAIM N-T, LP serves as investment adviser (and, in some cases, as general partner).



                                     6 of 9

KAIM N-T, LP disclaims beneficial ownership of the shares reported, except those shares held by it or attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares attributable to him by virtue of his limited and general partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KAIM N-T, LP in such limited partnerships.

c. Purchases (or sales) of the shares were made as follows:

                                                                                        Where/how
           Description / Security                                    # of shares   transaction effected
  ----------------------------------------------------------         -----------   --------------------
  TAM Restaurants, Inc. Warrants exercisable 3/10/99 @$6,
   expiration date 2/9/03                                               65,000           Issuer
  TAM Restaurants, Inc. Warrants exercisable 3/10/99 @$5.44,
   expiration date 2/9/03                                               55,141           Issuer
                                                                       -------
                                                            Total      120,141


d. Not applicable

e. Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            January 8, 1999
----------------------------------------
                 Date


            /s/ RICHARD A. KAYNE
----------------------------------------
                Richard A. Kayne

KAIM NON-TRADITIONAL, L.P.

By: Kayne Anderson Investment Management, Inc.


    By: /s/ DAVID J. SHLADOVSKY
        --------------------------------------
            David J. Shladovsky, Secretary



                                     7 OF 9

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



     /s/ RICHARD A. KAYNE
     -------------------------------------------
         Richard A. Kayne



     /s/ DAVID J. SHLADOVSKY
     -------------------------------------------
     KAIM Non-Traditional, L.P., by
     David J. Shladovsky, Secretary of
     Kayne Anderson Investment Management, Inc.,
     general partner



                                     8 of 9

          EXHIBIT TO SCHEDULE 13D, AMENDMENT NO. 4 OF FILING CONCERNING
                          TAM RESTAURANTS, INC. (TAMR)



          Filing Parties                                                Shares
          --------------                                               --------
          KAIM Non-Traditional, L.P.

          o  Managed Investment Limited Partnerships                    700,082

          o  Other Managed Accounts                                      40,642
                                                                       --------
                                                      TOTAL             740,724

















 01/08/99



                                     9 of 9